ATTACHMENTS FOR N-SAR SUB-ITEM 77I
FOR JPMORGAN TRUST II
FOR THE PERIOD COMMENCING 7-1-05 AND ENDING 6-30-05

The following new classes were created during the period

covered by the N-SAR:

Institutional and Ultra Classes of certain non-money market funds

Morgan, Institutional, and Capital Shares of certain money

 market funds

These classes are described in the prospectuses for the applicable classes and also in the materials described in Item 77Q1(a) and (d).